Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2019

Unaudited - Expressed in Canadian Dollars

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity's auditor.

“Mark Jarvis”

President and Chief Executive Officer

Giga Metals Corporation
Condensed Interim Consolidated Statements of Financial Position
As at June 30, 2019 and December 31, 2018
(Unaudited - Expressed in Canadian Dollars)

		June 30,	December 31,
		2019	2018
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents		1,959,040	405,849
Receivables	4	939,372	1,090,803
Marketable securities	5	1,622,205	2,683,560
Prepaid expenses		207,473	293,861
		4,728,090	4,474,073
Non-current assets
Reclamation deposits		232,000	232,000
Equipment and right of use assets	6	390,036	70,444
Exploration and evaluation assets	7	3,098,396	2,333,269
		3,720,432	2,635,713

TOTAL ASSETS		8,448,522	7,109,786

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	129,166	312,981
Lease obligation – short-term	9	70,562	-
		199,728	312,981

Non-current liabilities
Lease obligation – long-term	9	256,851	-
		256,851	-

TOTAL LIABILITIES		456,579	312,981

EQUITY
Share capital	10	54,995,452	53,870,374
Share-based payment reserve	11	7,520,120	7,255,441
Deficit		(54,523,629)	(54,329,010)

TOTAL EQUITY		7,991,943	6,796,805

TOTAL LIABILITIES AND EQUITY		8,448,522	7,109,786

Nature and continuance of operations (Note 1)
Commitments (Note 9)
Subsequent events (Note 16)

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statements of Comprehensive Loss
For the three and six months ended June 30, 2019 and 2018
Unaudited - Expressed in Canadian Dollars

		Three months ended		Six months ended
			June 30,		June 30,
		2019	2018	2019	2018
	Notes	$	$	$	$

Operating expenses
Amortization	5	25,327	1,475	28,963	2,553
Consulting fees		104,449	44,721	156,666	83,295
Corporate communications and investor relations		100,118	110,201	177,176	169,986
Legal, accounting and audit	12	44,567	40,283	74,181	48,333
Management and directors’ fees	12	60,184	41,405	104,821	96,584
Office and general		63,346	66,914	139,204	127,731
Travel and accommodation		8,658	40,139	40,040	55,026
Stock-based compensation	10	186,048	31,153	268,257	273,793
		592,697	376,291	989,308	857,301

Other items
Interest income		(3,172)	(11,460)	(4,036)	(25,076)
Finance charge on lease	9	6,630	-	6,630	-
Income from sublease of office	9	(17,982)	-	(17,982)	-
Realized loss (gain) on sale of marketable securities	5	1,064,477	-	1,339,124	-
Change in fair value of marketable securities	5	(1,098,405)	-	(2,118,425)	-
		(48,452)	(11,460)	(794,689)	(25,076)

Loss and comprehensive loss for the period		(544,245)	(364,831)	(194,619)	(832,225)
Loss per share – basic and diluted	10	(0.01)	(0.01)	(0.00)	(0.02)
Weighted average number of shares outstanding – basic and diluted	10	51,267,422	42,050,389	47,244,181	41,859,311

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statement of Changes in Equity
For the six months ended June 30, 2019 and 2018
Unaudited - Expressed in Canadian Dollars

		Share capital
				Share-based
		Number of		payment	Subscriptions
		shares	Amount	reserve	received	Deficit	Total
	Notes	#	$	$	$	$	$

Balance at December 31, 2017		40,664,015	53,218,158	6,745,535	27,000	(55,479,647)	4,511,046

Private placements		960,000	576,000	-	(27,000)	-	549,000
Share issuance costs
- Cash finders’ fees		-	(22,080)	-	-	-	(22,080)
- Brokers’ warrants		-	(9,164)	9,164	-	-	-
- Other fees		-	(14,290)	-	-	-	(14,290)
Exercise of warrants		500,000	47,000	-	-	-	47,000
Stock-based compensation		-	-	273,793	-	-	273,793
Comprehensive loss for the period		-	-	-	-	(832,225)	(832,225)

Balance at June 30, 2018		42,124,015	53,795,624	7,028,492	-	(56,311,872)	4,512,244

Exercise of warrants		1,025,000	74,750	-	-	-	74,750
Stock-based compensation		-	-	226,949	-	-	226,949
Comprehensive income for the period		-	-	-	-	1,982,862	1,982,862

Balance at December 31, 2018		43,149,015	53,870,374	7,255,441	-	(54,329,010)	6,796,805

Exercise of warrants	10	11,130,000	1,104,000	-	-		1,104,000
Exercise of options	10	175,000	21,078	(3,578)	-	-	17,500
Stock-based compensation	10	-	-	268,257	-	-	268,257
Comprehensive loss for the period		-	-	-	-	(194,619)	(194,619)

Balance at June 30, 2019		54,454,015	54,995,452	7,520,120	-	(54,523,629)	7,991,943

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Condensed Interim Consolidated Statements of Cash Flows
For the six months ended June 30, 2019 and 2018
Unaudited - Expressed in Canadian Dollars

	2019	2018
	$	$

Operating activities
Loss for the period	(194,619)	(832,225)
Adjustments for:
Amortization	28,963	2,553
Stock-based compensation	268,257	273,793
Change in fair value of marketable securities	(2,118,425)	-
Realized loss (gain) on sale of marketable securities	1,339,124	-
Changes in non-cash working capital items:
Receivables	151,431	(58,438)
Prepaid expense	86,388	(18,642)
Trade payables and accrued liabilities	(66,922)	(37,979)
Net cash flows used in operating activities	(505,803)	(670,938)

Investing activities
Expenditures on exploration and evaluation assets	(882,020)	(578,205)
Purchase of equipment	(1,507)	(45,957)
Reclamation deposit	-	(44,100)
Net cash flows used in investing activities	(883,527)	(668,262)

Financing activities
Proceeds on issuance of common shares	1,121,500	596,000
Share issue costs	-	(36,370)
Proceeds from the sale of marketable securities, net of costs	1,840,656	-
Repayment of lease obligation	(19,635)	-
Net cash flows from financing activities	2,942,521	559,630
Increase (decrease) in cash and cash equivalents	1,553,191	(779,570)
Cash and cash equivalents, beginning	405,849	4,066,588

Cash and cash equivalents, ending	1,959,040	3,287,018

Cash	456,278	195,518
Cash equivalents	1,502,762	3,091,500

Supplemental cash flow information (Note 14)

See accompanying notes to the condensed interim consolidated financial statements

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the six months ended June 30, 2019

1.	Nature and continuance of operations

Giga Metals Corporation (the “Company” or “Giga Metals”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “GIGA” and the OTCQB under the symbol “HNCKF”.

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at June 30, 2019, the Company's accrued deficit was $54,523,629, the Company had not advanced its mineral properties to commercial production and the Company has no other source of revenue from its operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months using existing cash and the proceeds from the sale of marketable securities (Note 5).

2.	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34 - Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018 which have been prepared in accordance with IFRS as issued by the IASB.

In the preparation of these interim condensed consolidated financial statements, the Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2018 except as outlined in Note 3.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

References herein to "$" are to the Canadian dollar and “US$” are to the United States dollar.

These condensed interim consolidated financial statements were approved by the Board of Directors on August 27, 2019.

3.	Adoption of new accounting standards and standards issued but not yet effective

IFRS 16, Leases

The Company adopted all of the requirements of IFRS 16 Leases (“IFRS 16”) as of January 1, 2019. IFRS 16 replaces IAS 17 Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company has adopted IFRS 16 using the modified retrospective application method, where the 2018 comparatives are not restated and a cumulative catch up adjustment is recorded on January 1, 2019 for any differences identified, including adjustments to the opening deficit balance.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the six months ended June 30, 2019

The Company analyzed its contracts to identify whether they contain a lease arrangement for the application of IFRS 16. On the date of transition, the Company did not have any leases with lease terms in excess of 12 months. Accordingly, the Company did not record any transition adjustments on January 1, 2019.

The following is the Company’s new accounting policy for leases under IFRS 16:

Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures a right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. Right-of- use assets are depreciated over the shorter of the asset’s useful life and the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

4.	Receivables

	June 30,	December 31,
	2019	2018
	$	$

Goods and Service sales tax	38,956	189,475
British Columbia mining tax credits	899,147	899,147
Interest receivable and other receivables	1,269	2,181
	939,372	1,090,803

5.	Marketable securities

Marketable securities are classified as FVTPL financial instruments and, as a result, are measured at fair market value each reporting period with any change in fair value recognized through the statement of comprehensive income (loss).

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the six months ended June 30, 2019

On July 31, 2018, the Company received 1,125,000 common shares of Cobalt 27 Capital Corp. (“Cobalt 27”). The 1,125,000 common shares are subject to the following trading restrictions: one-third of the common shares had a statutory hold period of 4 months (November 28, 2018); one-third had a hold period of 8 months (March 28, 2019); and one-third had a hold period of 12 months (July 28, 2019).

		Value
	# of shares	$

Marketable securities at December 31, 2017	-	-
Received on sale of net smelter return royalty	1,125,000	8,325,000
Sale of securities	(311,800)	(2,307,320)
Fair market value adjustment	-	(3,334,120)
Marketable securities at December 31, 2018	813,200	2,683,560

Sale of securities	(429,700)	(3,179,780)
Fair market value adjustment	-	2,118,425
Marketable securities at June 30, 2019	383,500	1,622,205

During the six months ended June 30, 2019, the Company sold 429,700 common shares for net proceeds of $1,840,656 and accordingly, the Company recorded a realized loss of $1,339,124.

6.	Equipment and right of use assets

	Right of use			Exploration
	assets -	Motor	Computer	and office
	leases	Vehicles	equipment	equipment	Total
	$	$	$	$	$
Cost:
At December 31, 2018	-	45,652	76,207	62,484	184,343
Additions	347,048	-	-	1,507	348,555
At June 30, 2019	347,048	45,652	76,207	63,991	532,898

Depreciation:
At December 31, 2018	-	23,818	33,265	56,816	113,899
Charge for the period	21,691	3,274	3,432	566	28,963
At June 30, 2019	21,691	27,092	36,697	57,382	142,862

Net book value:
At December 31, 2018	-	21,834	42,942	5,668	70,444
At June 30, 2019	325,357	18,560	39,510	6,609	390,036

9

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the six months ended June 30, 2019

7.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,		Balance,	Change in	Balance,
	December 31,	Change in year	December 31,	period	June 30,
	2017	2018	2018	2019	2019
	$	$	$	$	$

Mineral property interests	179,500	-	179,500	-	179,500
Assays and testing	2,052,292	247,222	2,299,514	27,086	2,326,600
Claims renewal / staking	459,261	12,383	471,644	500	472,144
Drilling	12,488,967	1,854,312	14,343,279	450	14,343,729
Environmental studies	1,256,621	415,065	1,671,686	42,152	1,713,838
Exploration data management	917,422	37,656	955,078	6,384	961,462
First Nations	166,444	54,580	221,024	25,944	246,968
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	8,834,256	772,235	9,606,491	331,455	9,937,946
Geophysical services	743,515	58,128	801,643	-	801,643
Metallurgy	3,792,672	331,978	4,124,650	107,389	4,232,039
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,628,447	945,758	2,574,205	41,907	2,616,112
Transportation	2,604,549	273,202	2,877,751	44,436	2,922,187
Advances	-	-	-	137,424	137,424
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Property impairments	(33,058,924)	-	(33,058,924)	-	(33,058,924)
BC refundable mining tax credits	(2,208,394)	(891,874)	(3,100,268)	-	(3,100,268)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	-	(1,777,377)	(1,777,377)	-	(1,777,377)
	1	2,333,268	2,333,269	765,127	3,098,396

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the six months ended June 30, 2019

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR. In July 2018, the Company sold a 2% NSR on all future nickel and cobalt production from the Turnagain Nickel-Cobalt Project. The Company has the right to repurchase 0.5% of the 2% NSR (“Repurchase Option”) for US$20 million, which if exercised would result in a 1.5% remaining NSR. The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement.

8.	Trade payables and accrued liabilities

	June 30,	December 31,
	2019	2018
	$	$
Trade payables	81,788	229,422
Accrued liabilities	47,378	83,559
	129,166	312,981

9.	Lease obligations

The Company entered into an office lease in April 1, 2019 and the Company recognized a lease obligation with respect to the lease. The terms and the outstanding balances as at June 30, 2019 and December 31, 2018 are as follows:

	June 30,	December 31,
	2019	2018
	$	$
Right-of-use asset from office lease repayable in monthly
instalments of $8,755 and an interest rate of 12.5% per
annum and an end date of March 31, 2023	327,413	-
Less: current portion	(70,562)	-
Non-current portion	256,851	-

The following is a schedule of the Company’s future minimum lease payments related to the office lease obligation:

June 30,
2019
$

2019	105,655
2020	108,037
2021	110,418
2022	84,153
2023	-
Total minimum lease payments	408,263
Less: imputed interest	(80,850)
Total present value of minimum lease payments	327,413
Less: current portion	(70,562)
Non-current portion	256,851

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the six months ended June 30, 2019

The Company subleases part of their office space to other companies. One sublease with a related party (Note 12) is month to month lease at a rate of $2,346 per month and one sublease is for a period of four years at $1,303 per month. The total lease income from the subleasing of the office for the six months ended June 30, 2019 was $17,982.

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At June 30, 2019, there were 54,454,015 issued and fully paid common shares (December 31, 2018 – 43,149,015).

Financings

During the six months ended June 30, 2019, the Company did not complete any equity financings. During the six months ended June 30, 2018, the following equity financing was completed:

I)

On January 5, 2018, the Company closed a private placement of 960,000 units at a price of $0.60 per unit for gross proceeds of $576,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date. The Company used the residual method to value the share purchase warrants, allocating a value of $nil. As at December 31, 2017, the Company had received $27,000 of subscriptions towards this private placement.

As part of the private placement, the Company paid $22,080 in finder’s fees and other cash issuance costs of $14,290. In addition, the Company issued 36,800 in broker warrants with an expiry date of one year after the closing date. The fair value of $9,164 for the broker warrants was estimated using the Black-Scholes Option Pricing Model and was charged to share issue costs and credited to share-based payment reserve. The assumptions used in the Black-Scholes Option Pricing Model were as follows: share price of $0.67; exercise price of $0.70; expected volatility of 100%; expected life of 1 year; a risk-free interest rate of 0.73%; and an expected dividend rate of nil.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the six months ended June 30, 2019 was based on the loss attributable to common shareholders of $194,619 (2018 - $832,225) and the weighted average number of common shares outstanding of 47,244,181 (2018 – 41,859,311).

Diluted loss per share did not include the effect of 4,860,000 stock options and 12,710,000 warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the six months ended June 30, 2019

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the six months ended June 30, 2019 and the year ended December 31, 2018 are as follows:

	Six months ended		Year ended
	June 30, 2019		December 31, 2018
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	3,960,000	$0.36	2,662,500	$0.33
Options granted	1,300,000	0.24	1,860,000	0.50
Options exercised	(175,000)	0.10	-
Options expired/forfeited	(225,000)	0.64	(562,500)	0.69
Options outstanding, ending	4,860,000	$0.32	3,960,000	$0.36

Options exercisable, ending	4,166,250	$0.35	3,741,250	$0.35

The weighted average share price on the date of option exercise during the six months ended June 30, 2019 was $0.21.

Details of options outstanding as at June 30, 2019 are as follows:

	Weighted average	Number of options
Exercise price	contractual life	outstanding
$0.10	2.00 years	1,175,000
$0.20	4.84 years	1,000,000
$0.22	3.21 years	100,000
$0.35	4.46 years	860,000
$0.40	3.27 years	550,000
$0.55	3.61 years	500,000
$0.60	3.53 years	600,000
$0.80	3.38 years	75,000
$0.35	3.56 years	4,860,000

Stock-based compensation

During the six months ended June 30, 2019, the Company granted 1,300,000 stock options (2018 – 1,275,000 stock options), the weighted average grant date fair value of the options was $0.19 per option (2018 – $0.31) . The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the six months ended June 30, 2019

	2019	2018
Share price	$0.21	$0.44
Exercise price	$0.23	$0.57
Expected life of options	5 years	5 years
Annualized volatility	151%	176%
Risk-free interest rate	2.20%	1.60%
Dividend rate	0%	0%

During the six months ended June 30, 2019, the Company recorded $268,257 (2018 - $273,793) of stock-based compensation to the statement of comprehensive loss based on the vesting of stock options granted.

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the six months ended June 30, 2019 and the year ended December 31, 2018 are as follows:

	Six months ended		Year ended
	June 30, 2019		December 31, 2018
		Average		Average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning	23,876,800	$0.20	25,454,600	$0.18
Warrants issued	-		516,800	0.70
Warrants exercised	(11,130,000)	0.10	(1,525,000)	0.08
Warrants expired	(36,800)	0.70	(569,600)	0.46
Warrants outstanding, ending	12,710,000	$0.28	23,876,800	$0.20

Details of warrants outstanding as at June 30, 2019 are as follows:

	Weighted average	Number of warrants
Exercise price	contractual life	outstanding
$0.08	1.17 years	6,108,333
$0.10	1.75 years	(1)1,215,000
$0.45	1.32 years	3,375,000
$0.70	1.49 years	2,011,667
$0.28	1.32 years	12,710,000

(1) Subsequent to June 30, 2019, 165,000 of these warrants were exercised for proceeds of $16,500.

11.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value of agent’s warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the six months ended June 30, 2019

12.	Related party transactions

	Three months ended		Six months ended
		June 30,		June 30,
	2019	2018	2019	2018
	$	$	$	$
Accounting fees	11,250	13,090	17,047	13,090
Directors’ fees	19,427	-	23,927	-
Management fees	37,500	41,308	75,000	91,724
Stock-based compensation	88,921	3,780	157,778	154,155
	157,098	58,178	273,752	258,969

There was $1,890 owing to related parties at June 30, 2019 (December 31, 2018 - $7,526) included in accounts payable.

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company. Compensation paid or payable to key management for services during the six months ended June 30, 2019 amounted to $88,974 (2018 - $83,070) for short-term benefits and $157,778 (2018 - $154,155) for stock-based compensation.

The Company has a month to month office sublease with a company with common directors (Note 9). During the six months ended June 30, 2019, the Company recorded office sublease income of $14,074 relating to the sublease.

13.	Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents as well as marketable securities.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the six months ended June 30, 2019

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at June 30, 2019:

	Within one	Between one
	year	and five	More than
		years	five years
Trade payables and accrued liabilities	$129,166	$-	$-
Lease obligation	70,562	256,851	-
	$199,728	$256,851	$-

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not have any direct exposure to foreign exchange risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Other Price Risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk. The Company is exposed to changes in the fair value of the Cobalt 27 common shares. At June 30, 2019, the Company had 383,500 Cobalt 27 common shares that trade on the TSX-V under the trading symbol “KBLT”. At June 30, 2019, the value of the KBLT common shares was $4.23 per share or $1,622,205. A reasonable change in fair value of 10% would result in a change in the income (loss) for the period of $162,221.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	June 30,	December 31,
	2019	2018
	$	$
Amortized cost:
Interest receivable	614	543
Reclamation deposits	232,000	232,000
Fair value through profit or loss:
Cash and cash equivalents	1,959,040	405,849
Marketable securities	1,622,205	2,683,560
	3,813,859	3,321,952

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the six months ended June 30, 2019

Financial liabilities included in the statement of financial position are as follows:

	June 30,	December 31,
	2019	2018
	$	$
Amortized cost:
Trade payables	129,166	229,422
Lease obligation	327,413	-
	456,579	229,422

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at June 30, 2019:

	As at June 30, 2019
	Level 1	Level 2	Level 3
Cash	$1,959,040	$-	$-
Marketable securities	1,622,205	$-	$-

Total	$3,581,245	$-	$-

14.	Supplemental cash flow information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the six months ended June 30, 2019, the following transactions were excluded from the statement of cash flows:

a)

Exploration and evaluation asset expenditures of $99,467 included in accounts payable and accrued liabilities at June 30, 2019, less expenditures included in accounts payable at December 31, 2018 of $216,360 (net inclusion of $116,893); and,

b)	Exploration and evaluation asset recovery of $899,147 included in receivables at June 30, 2019 and December 31, 2018.

During the six months ended June 30, 2018, the following transactions were excluded from the statement of cash flows:

a)	The issuance of 36,800 broker warrants at the fair value of $9,164; and,

Giga Metals Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Unaudited - Expressed in Canadian Dollars
For the six months ended June 30, 2019

b)

Exploration and evaluation asset expenditures of $262,761 included in accounts payable and accrued liabilities at June 30, 2018, less expenditures included in accounts payable at December 31, 2017 of $nil (net exclusion of $262,761).

15.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company's assets are located in Canada.

16.	Subsequent events

Exercise of warrants

Subsequent to June 30, 2019, 165,000 warrants were exercised for gross proceeds of $16,500.